

Mail Stop 3233

February 23, 2016

<u>Via E-mail</u>
David Brooks
Chief Operating Officer, General Counsel
Ashford Inc.
14185 Dallas Parkway, Suite 1100
Dallas, Texas 75254

Re: **Ashford Inc.**
       Preliminary Proxy Statement on Schedule 14A
       Filed November 13, 2015
       File No. 001-36400

Dear Mr. Brooks:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Sara von Althann

Sara von Althann
Staff Attorney
Office of Real Estate and
Commodities

cc: George J. Vlahakos
       Andrews Kurth LLP